UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



**11021780**

| SEC FILE NUMBER |
| --- |
| 8-23919 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___APRIL 1, 2010___ AND ENDING___MARCH 31, 2011___
                                  MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  FIRST HONOLULU SECURITIES, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 FORT STREET MALL, SUITE 950
                              (No. and Street)

| HONOLULU | HI | 96813 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHERLIN LEE                                              (808) 523-9422
                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
                    (Name – if individual, state last, first, middle name)

| 735 BISHOP STREET, SUITE 432 | HONOLULU | HI | 96813 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY | 16 |
| --- | --- |
| | |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

# OATH OR AFFIRMATION

I, __SHERLIN LEE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FIRST HONOLULU SECURITIES, INC.__ , as of __MARCH 31,__ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__CHIEF FINANCIAL OFFICER__
Title

_____
Notary Public  STATE OF HAWAII
Joleen M. English, My commission expires: __Oct. 10, 2012__

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.


ANNUAL AUDIT REPORT


DATE:   March 31, 2011


FIRST HONOLULU SECURITIES, INC.
(Name of Respondent)


900 Fort Street Mall, Suite 950, Honolulu, Hawaii 96813
(Address of principal executive office)


Sherlin Lee
Chief Financial Officer
First Honolulu Securities, Inc.
900 Fort Street Mall, Suite 950
Honolulu, Hawaii   96813
(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

FIRST HONOLULU SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2011

## Contents

# DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Honolulu Securities, Inc.

I have audited the accompanying Statement of Financial Condition of First Honolulu Securities, Inc., (the Company) as of March 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Honolulu Securities, Inc., as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

May 17, 2011

**FIRST HONOLULU SECURITIES, INC.**

**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2011**

**ASSETS**

| | | |
|---|---|---:|
| Current assets: | | |
| Cash deposited in bank and on hand | $ | 53,595 |
| Stock and bond inventory at market value | | 1,041,182 |
| Accrued interest on bond inventory | | 16,810 |
| Prepaid expenses | | 2,322 |
| Total current assets | | 1,113,909 |
| Property and equipment: Net of accumulated depreciation of $42,734 | | 3,336 |
| Other assets: | | |
| Rental deposit | | 3,405 |
| **Total assets** | $ | **1,120,650** |

**LIABILITIES AND STOCKHOLDLERS' EQUITY**

| | | |
|---|---|---:|
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ | 2,563 |
| State franchise tax payable | | 3,426 |
| Commissions payable | | 29,435 |
| Litigation contingency | | 120,000 |
| Loan payable to clearing broker | | 468,465 |
| Total current liabilities | | 623,889 |
| Stockholders' equity: | | |
| Capital stock, $0.1 par value; 20,000 shares authorized; issued 11,000 shares, of which 6490 shares are in the treasury | | 1,100 |
| Additional paid-in capital | | 56,665 |
| Retained earnings | | 756,453 |
| Less: Cost of treasury stock | | (317,457) |
| Total stockholders' equity | | 496,761 |
| **Total liabilities and stockholders' equity** | $ | **1,120,650** |

SEE NOTES TO FINANCIAL STATEMENTS

**FIRST HONOLULU SECURITIES, INC.**

**STATEMENT OF OPERATIONS**
**YEAR ENDED MARCH 31, 2011**

| | | |
|---|---|---:|
| Revenues: | | |
| Commissions and net investment gains and losses | $ | 785,561 |
| Interest | | 37,417 |
| | | 822,978 |
| | | |
| Expenses: | | |
| Commissions, employee compensation and benefits | | 551,730 |
| Interest | | 25,726 |
| Depreciation | | 1,817 |
| Rent | | 59,947 |
| Legal fees | | 7,382 |
| Other operating expenses | | 127,036 |
| | | 773,638 |
| Net loss before income tax | | 49,340 |
| Income tax expense | | 3,426 |
| Net income | $ | 45,914 |

SEE NOTES TO FINANCIAL STATEMENTS

# FIRST HONOLULU SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### YEAR ENDED MARCH 31, 2011

|  | Capital Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total Stock-holders' Equity |
|---|---|---|---|---|---|
| Balance at April 1, 2010 | 1,100 | 56,665 | 710,539 | (317,457) | 450,847 |
| Net Income |  |  | 45,914 |  | 45,914 |
| Balance at March 31, 2011 | $ 1,100 | $ 56,665 | $ 756,453 | $ (317,457) | $ 496,761 |

SEE NOTES TO FINANCIAL STATEMENTS

-4-

**FIRST HONOLULU SECURITIES, INC.**

**STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
YEAR ENDED MARCH 31, 2011**

| | |
|---|---|
| Balance, April 1, 2010 | $ -0- |
| Balance, March 31, 2011 | $ -0- |

# FIRST HONOLULU SECURITIES, INC.

## STATEMENT OF CASH FLOWS
## YEAR ENDED MARCH 31, 2011

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Cash received from customers | 36,898,454 | |
| Cash paid to suppliers and customers | (36,881,009) | |
| Interest received | 25,213 | |
| | | |
| Net cash used by operating activities | | $ 42,658 |
| | | |
| Cash used by investing activities: | | |
| Purchase of fixed Assets | (690) | |
| | | |
| Net cash used by investing activities | | $ (690) |
| | | |
| Net increase in cash and cash equivalents | | 41,968 |
| | | |
| Cash and cash equivalents at April 1, 2010 | | 11,627 |
| | | |
| Cash and cash equivalents at March 31, 2011 | | $ 53,595 |

For purposes of the statement of cash flows, the company considers
all highly liquid debt instruments (not inventory) with maturities
of three months or less to be cash equivalents.

### Reconciliation of Net Income to Net cash
### Used by Operating Activities

| | | |
|---|---:|---:|
| Net Income | | $ 45,914 |
| | | |
| Adjustments to Net Income to Reconcile Net Income | | |
| To Net Cash Provided by Operating Activities: | | |
| Depreciation | 1,817 | |
| Increase in inventory and accrued interest | (254,898) | |
| Decrease in accounts receivable | 3,457 | |
| Decrease in prepaid expenses and other assets | 1,327 | |
| Increase in current liabilities | 245,041 | |
| Total adjustments | | (3,256) |
| | | |
| Net cash flows from operating activities | | $ 42,658 |

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2011

1. **Organization and Nature of Business.**

   The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in the brokerage, investment advisory and asset management business in the State of Hawaii.

   The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $100,000.

2. **Significant Accounting Policies.**

   Basis of presentation:

   The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

   Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

   Date of management's review:

   In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through May 17, 2011, the date that the financial statements were available to be issued.

   Security transactions:

   Securities transactions in regular-way trades are recorded on the trade date with related commission income and expense reported on a trade date basis. Investment advisor fees are received quarterly and recognized as income on a quarterly basis.

Inventory:

Marketable bonds and securities are carried at market value, with unrealized gains and losses reflected in income, are held by the clearing broker, and are collateral for the margin loan from the clearing broker (see Note 1, Notes to Financial Statements).

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation of leasehold improvements, furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from four to five years. Depreciation is also provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

There are no timing differences. Therefore, no deferred income taxes have been provided.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. **Net Capital Requirements.**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011, the Company had net capital of $293,208, which was $193,208 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.13 to 1.

4.  **Leases.**

The Company's office is in Honolulu, Hawaii. They have a lease for that office which expires on August 31, 2011. In addition to the basic lease rent, the Company pays other costs associated with their office. The annual minimum lease payments are listed below. The company intends to renew its lease at its current location but had not done so as of the date of these financial statements.

    April 1,2011 - August 31, 2011     24,091

5.  **Transfer of Stock Ownership.**

If any stockholder during his lifetime shall desire to sell his shares of stock of the Company, the Company shall have the first right of exercise of the option to purchase the stocks, except that as to shares owned by any director of the Company, the restrictions and procedure shall not apply as to any transaction between any of the Directors. Upon the death of any stockholder, the Company shall purchase all, and not less than all, of the deceased stockholder's shares of stock of the Company then owned by such stockholder at book value.

6.  **Income Tax and a Net Operating Loss Carryforward.**

The Company had a net operating loss carryforward of $235,227 on April 1, 2010, for Federal income tax purposes and $860 for the State of Hawaii. There was net income of $25,314 for Federal tax purposes and $43,253 for Hawaii State franchise taxes for the year ended March 31, 2011. This resulted in a remaining net operating loss carryforward of $209,913 for Federal taxes and none for Hawaii State franchise tax. The loss carryforward may be used to offset future taxable income. The loss resulted in no Federal income tax and Hawaii franchise tax of $3,426 for the year ended March 31, 2011.

7.  **Complaint Filed Against The Firm.**

A complaint was filed by a client against First Honolulu Securities, Inc. with FINRA alleging that the firm mismanaged the client's investments resulting in losses to the client. They have also filed a lawsuit against the firm based on the same allegations. The firm maintains that nothing improper was done and that the losses suffered by the client were a result of general market conditions. The firm does not anticipate a negative determination by the SEC or FINRA. Legal fees expense for the period were related to the defense of this complaint. Management has determined that the cost of litigation, arbitration, or mediation could be substantial, and may be as much as or more than the cost of settling the claim. Therefore, even though management believes that they have done nothing improper they have decided to accrue a loss contingency of $120,000.

# FIRST HONOLULU SECURITIES, INC

## SUPPLEMENTAL INFORMATION

### COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
### MARCH 31, 2011

| | | |
|---|---|---:|
| Total capital (from Statement of Financial Condition) | $ | 496,761 |
| Less: Leasehold improvements, furniture and equipment and other assets | | 9,164 |
| Net capital before haircuts on securities positions | $ | 487,597 |
| Haircuts on securities | | 194,389 |
| Net Capital | $ | 293,208 |
| Computation of basic net capital requirement: Minimum net capital required (6-2/3% of aggregate indebtedness) | $ | 41,593 |
| Minimum dollar net capital | $ | 100,000 |
| Net capital requirements (greater of above amounts) | $ | 100,000 |
| Excess of net capital | $ | 193,208 |
| Computation of aggragate indebtedness: Aggregate indebtedness | $ | 623,889 |
| Percentage of aggregate indebtedness to net capital | | 213% |

# FIRST HONOLULU SECURITIES, INC.

## SUPPLEMENTAL INFORMATION

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

## MARCH 31, 2011

| | | |
|---|---|---|
| Credit balance in customers' security accounts | $ | -0- |
| Debit balance | | -0- |
| Reserve computation: | | |
| Excess of total debts over total credits | | None |
| Required deposit | | None |

There is no material difference between the corporation's computation included in Part II of Form X-17 A-5 as of March 31, 2011 and the computation presented.

# FIRST HONOLULU SECURITIES, INC.

## SUPPLEMENTAL INFORMATION

### INFORMATION RELATING TO THE POSSESSION
### ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
### MARCH 31, 2011

First Honolulu Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

# FIRST HONOLULU SECURITIES, INC.

## SUPPLEMENTAL INFORMATION

## STATEMENT PURSUANT TO RULE 17a5(d)(4)

## FOR THE YEAR ENDED MARCH 31, 2011

| | | |
|---|---|---|
| Net capital per respondent's most recent X-17A-5, Part II | | $ 296,845 |
| Adjustment for: | | |
| Increase in: | | |
| State franchise tax | 3,426 | |
| Haircuts on securities | 211 | (3,637) |
| Total Adjustments | | (3,637) |
| Net capital per audited financial statements | | $ 293,208 |

# DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
First Honolulu Securities, Inc.
900 Fort Street Mall, Suite 950
Honolulu, HI 96813-3716

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by First Honolulu Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SPIC and solely to assist you and the other specified parties in evaluating First Honolulu Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Honolulu Securities, Inc.'s management is responsible for the First Honolulu Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the check register and cancelled checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, working papers and monthly reports from the clearing broker noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

May 17, 2011

PACIFIC GUARDIAN CENTER · DILLINGHAM BLDG. · 735 BISHOP STREET · SUITE 432 · HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 · FAX 521-5065 · E-MAIL: dave@davidelathamcpa.com

# DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
First Honolulu Securities, Inc.
Honolulu, Hawaii

In planning and performing my audit of the financial statements of First Honolulu Securities, Inc. (the Company), as of and for the year ended March 31, 2011 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on the timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate,

authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under-standing and on our study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


DAVID E. LATHAM, C.P.A.
Honolulu, Hawaii

May 17, 2011